Exhibit 3.2

AVALONBAY COMMUNITIES, INC.

Secretary’s Certificate

Amendment to Bylaws

On February 16, 2017, at a duly called and held meeting of the Board of Directors of AvalonBay Communities, Inc.  (the “Company”), the Board adopted the following amendment to the Company’s Bylaws:

The Company’s Amended and Restated Bylaws dated November 12, 2015, are hereby amended as follows (new language is bold and underlined and deleted language is ~~struckthrough~~):

The third sentence of Section 1.08(a) is amended to read as follows:

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or~~, other than elections to office,~~ vote them against the proposal but, if the Stockholder fails to specify the number of shares such Stockholder is voting affirmatively, it shall be conclusively presumed that the Stockholder’s approving vote is with respect to all votes said Stockholder is entitled to cast.

The sixth sentence of Section 1.08(a) is amended to read as follows:

Notwithstanding the foregoing, a nominee for Director shall be elected as a Director only if such nominee receives the affirmative vote of a majority of the total votes cast for and ~~affirmatively withheld as to~~ against such nominee at a meeting of Stockholders duly called and at which a quorum is present.

IN WITNESS WHEREOF, the undersigned has signed this certificate as of February 16, 2017.

AVALONBAY COMMUNITIES, INC.

/s/ Edward M. Schulman
Name:	Edward M. Schulman
Title:	Secretary